UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*
First Franklin Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
320272 10 7
(CUSIP Number)
Terri Reyering Abare
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30243C 10 7	SCHEDULE 13D

1	Names of Reporting Persons Thomas H. Siemers I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	United States

	7	Sole Voting Power

Number of		202,358

Shares	8	Shared Voting Power
Beneficially
Owned		43,745

By Each	9	Sole Dispositive Power
Reporting
Person		155,396

With	10	Shared Dispositive Power

		245,073

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	400,469

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	23.7%

14	Type of Reporting Person (See Instructions)

	IN

CUSIP NO. 30243C 10 7	SCHEDULE 13D

1	Names of Reporting Persons The Franklin Savings and Loan Company Employee Stock Ownership Plan I.R.S. Identification Nos. of above persons (entities only) 31-1230691

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Ohio

	7	Sole Voting Power

Number of		-0-

Shares	8	Shared Voting Power
Beneficially
Owned		-0-

By Each	9	Sole Dispositive Power
Reporting
Person		-0-

With	10	Shared Dispositive Power

211,417

11	Aggregate Amount Beneficially Owned by Each Reporting Person

211,417

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

12.6%

14	Type of Reporting Person (See Instructions)

EP

Item 1. Security and Issuer
Common shares, par value $.01 per share, of First Franklin Corporation (the “Issuer”).
Item 2. Identity and Background
(a)	Thomas H. Siemers

The Franklin Savings and Loan Company Employee Stock Ownership Plan

(b)	Thomas H. Siemers 4750 Ashwood Drive Cincinnati, Ohio 45241

The Franklin Savings and Loan Company Employee Stock Ownership Plan 4750 Ashwood Drive Cincinnati, Ohio 45241

(c)	Mr. Siemers is the President and Chief Executive Officer of the Issuer and the Chairman of The Franklin Savings and Loan Company (“Franklin”).

(d)	Mr. Siemers has not been convicted in any criminal proceeding in the past five years.

(e)	Mr. Siemers has not been a party to any civil proceeding regarding state or federal securities laws.

(f)	Mr. Siemers is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
The source of funds for Mr. Siemers is personal. The source of funds for The Franklin Savings and Loan Company Employee Stock Ownership Plan (the “ESOP”) is contributions to the ESOP by Franklin, which is a wholly-owned subsidiary of the Issuer.
Item 4. Purpose of Transaction
Shares beneficially owned by Mr. Siemers have been acquired for investment. The ESOP, for which Mr. Siemers serves as trustee, is maintained for the benefit of the employees of Franklin and may purchase or dispose of shares of the Issuer.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Siemers beneficially owns 400,469 shares, which is 23.7% of the total issued and outstanding common shares of the Issuer. The ESOP beneficially owns 211,417 shares, which is 12.6% of the total issued and outstanding common shares of the Issuer. Mr. Siemers is the trustee of the ESOP.

(b)	Mr. Siemers has sole voting power with respect to 145,646 shares which he owns directly, 9,750 shares subject to vested stock options that he holds and 46,962 shares allocated to his ESOP account. Mr. Siemers has shared voting power with respect to 33,656 shares held by his spouse and 10,089 unallocated ESOP shares for which the ESOP grants voting power to the ESOP administrative committee, of which Mr. Siemers is a member. Mr. Siemers has sole dispositive power with respect to the 145,646 shares he owns directly and the 9,750 shares subject to options. Mr. Siemers has shared dispositive power with respect to the 33,656 shares held by his spouse and the 211,417 shares owned by the ESOP.

At December 31, 2007, there were 211,417 shares of the Issuer owned by the ESOP. Under the terms of the ESOP, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. Neither Mr. Siemers nor the ESOP has voting power over shares allocated to others. As of December 31, 2007, 201,058 shares were allocated to accounts of ESOP participants.

The trustee has limited power to dispose of the ESOP shares, as set forth in the ESOP and the related trust agreement. The trustee is directed by the ESOP to invest ESOP assets primarily in shares of the Issuer.

The ESOP expressly disclaims beneficial ownership of any shares of the Issuer beneficially owned by Mr. Siemers that are not reported above as being owned by both of them. Mr. Siemers expressly disclaims beneficial ownership of shares of the Issuer owned by his adult children who do not live with him.

(c)	On December 19, 2007, Mr. Seimers received a mandatory distribution of 2,750 shares from his account under the ESOP.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.    Material to be Filed as Exhibits
None.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 28, 2008

THE FRANKLIN SAVINGS AND LOAN COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

/s/ Thomas H. Siemers	/s/ Thomas H. Siemers

Thomas H. Siemers	Thomas H. Siemers, Trustee